# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 30, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Talecris Biotherapeutics Holdings Corp.

### File No. 333-144941 - CF#21045

_____

Talecris Biotherapeutics Holdings Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 27, 2007, as amended.

Based on representations by Talecris Biotherapeutics Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits as specified in Amendment Number 11 to the registration statement filed on September 28, 2009, will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.29 | through March 31, 2013 |
| Exhibit 10.30.1 | through March 31, 2013 |
| Exhibit 10.30.2 | through March 31, 2013 |
| Exhibit 10.31 | through December 31, 2010 |
| Exhibit 10.31.1 | through December 31, 2010 |
| Exhibit 10.32 | through December 31, 2016 |
| Exhibit 10.33 | through December 31, 2013 |
| Exhibit 10.34 | through December 31, 2013 |
| Exhibit 10.35 | through July 14, 2013 |
| Exhibit 10.37 | through March 31, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director